2nd Mailing

SECU 09040631 MISSION

SEC Mail Processing Section
MAR 3 1 2009
Washington, DC
105

BB 4/2

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

| SEC FILE NUMBER |
|---|
| 8- 047285 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

| OFFICIAL USE ONLY |
|---|
| 36500 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

| Montreal | Quebec | H3B 4W5 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons / Edite Das Neves — (514) 350-6263 / 6232
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 1250 René-Lévesque Blvd. West, Suite 2800 | Montreal | Quebec | H3B 2G4 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Parsons / Edite Das Neves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

COO, Secretary & FINRA ER / Assistant Vice President

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Audit attestation to the firm's exemption from SEC Rule 15c3-3, paragraph (k)(2)(i).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Pictet Overseas Inc.

Supplementary Report on
Internal Accounting Control
**December 31, 2008**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.**
**Chartered Accountants**
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 26, 2009

**Chartered Accountants' Supplementary Report on Internal Accounting Control**

**To the Board of Directors of Pictet Overseas Inc.**

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2008 and for the year then ended on which we reported under date of February 26, 2009, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material inadequacies in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material inadequacy. For the purposes of this report, material inadequacy is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and the Financial Industry Regulatory Authority and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

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[1] Chartered accountant auditor permit No. 22923